UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452), Form F-1 (Registration Number 333-239356) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 19, 2020, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors for a registered public offering (the “Offering”) of an aggregate of 2,844,446 American Depositary Shares (“ADSs”), each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share (the “Ordinary Shares”). The offering price to the public was $1.125 per ADS. The Offering will close on November 24, 2020, subject to customary closing conditions. H.C. Wainwright & Co., LLC acted as exclusive placement agent for the Offering.

The Company’s net proceeds from the Offering, after deducting placement agent fees and other estimated offering expenses payable by the Company, will be approximately $2.7 million.

The Purchase Agreement contains customary representations and warranties of the Company, termination rights of the parties, and certain indemnification obligations of the Company and ongoing covenants of the Company, including a prohibition on issuance of Ordinary Shares, ADSs or securities convertible or exchangeable into ordinary shares or ADSs by the Company for a period of 45 days after the date of the related prospectus supplement and a prohibition on the Company entering into variable rate transactions for a period of 90 days after the consummation of the Offering, in each case subject to certain exceptions.

Sales of ADSs under the Purchase Agreement were made pursuant to the registration statement on Form F-3 (File No. 333-237542), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2020, and a related prospectus supplement filed with the SEC on November 20, 2020.

The description of the terms and conditions of the Purchase Agreement set forth herein is qualified in its entirety by the full text of the form of Purchase Agreement, which is filed as Exhibit 99.1 to this Report and is incorporated herein by reference.

A copy of the opinion of Walkers relating to the legality of the issuance and sale of ADSs is attached hereto as Exhibit 5.1 to this Report.

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Walkers.

23.1	Consent of Walkers (included in Exhibit 5.1).

99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: November 23, 2020

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